SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC  20549

                       FORM 12b-25

                            Commission File Number 0-3305

               NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
          [  ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  December 31, 1995

[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form.
     Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:


             Part I.  Registrant Information

Full name of Registrant:  NCC INDUSTRIES, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number): 165 Main Street

City, State, and Zip Code:  Cortland, NY  13045

            Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]       (a)  The reasons described in reasonable detail
in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                   Part III. Narrative

     State below in reasonable detail the reasons why
Forms 10-K, 10-KSB, 11-K,  20-F, 10-Q, 10-QSB, N-SAR or the
transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     NCC Industries, Inc. (the "Company") is not able to file Form 10-K with respect to the year ended December
31, 1995 without unreasonable effort or expense, as a result of two related factors. First, on March 29, 1996, the Company and its controlling stockholders, Maidenform, Inc. and Maidenform Worldwide, Inc. (collectively, "Maidenform") completed amendments to their senior bank facility, the terms of which are material to the disclosures to be made in the Form 10-K. Second, for the past month or so, many members of the Company's and Maidenform's management have been devoting substantially all of their time to the negotiation and completion of the amendments and, accordingly, require addtitional time to complete the Form 10-K.

               Part IV.  Other Information

     (1) Name and telephone number of persons to contact in regard to the notification.

          Danal F. Abrams          (212)          702-5966
          (Name)              (Area Code)     (Telephone number)

     (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [X]  Yes  [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report net income for the year ended December 31, 1995 of approximately $2,750,000, as compared to net income of approximately $5,900,000 for the year ended December 31, 1994. This decrease in the Company's net income was due primarily to reduced demand for the Company's products and increased cost of sales.











                  NCC INDUSTRIES, INC.
      (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 1996         By:  /s/ Steven N. Masket
                           Steven N. Masket
                           Executive Vice President


                        Attention

Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).